December 9, 2024

Rui Fang
Chief Executive Officer
Yuanbao Inc.
Building 2 No. 8 Beichen West Road
Chaoyang District, Beijing, 100101
The People's Republic of China

       Re: Yuanbao Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed November 6, 2024
           File No. 333-282164
Dear Rui Fang:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Form S-1 filed November 6, 2024
Risk Factors
PRC regulatory authorities have imposed penalties, including a six-month suspension, page
47

1. We note your disclosure here that the penalties include a six-month suspension of certain of PwC Zhong Tian's business operations in the PRC. It appears that as a result of the suspension, PwC Zhong Tian is not in good standing. Please refer to Rule 2-01 of Regulation S-X. An accountant that is not in good standing is not qualified to sign a consent that is filed with the Commission. Also, it appears that the financial information included in this registration statement for the nine-months ended
       September 30, 2024 was reviewed by an accountant that is not in good standing. Please revise to comply with the requirements of Regulation
S-X or advise.
 December 9, 2024
Page 2

The PRC government's significant oversight, page 59

2. Please revise to remove the language "in extreme cases" in the second sentence in this risk factor, when describing situations when the value of your securities may decline or become worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ben Phippen at 202-551-3697 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance